Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Cillian Lynch, Esq.
(202) 419-8416
clynch@stradley.com

August 6, 2020
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Mindy Rotter, Esquire

Re:	VanEck VIP Trust File No. 811-05083

Dear Ms. Rotter:

On behalf of VanEck VIP Trust (the “Registrant”), and the series VanEck VIP Emerging Markets Bond Fund, VanEck VIP Emerging Markets Fund, VanEck VIP Global Hard Assets Fund, and VanEck VIP Global Gold Fund (each a “Fund”) the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission communicated telephonically on July 24, 2020, with respect to the Registrant’s annual shareholder report for each Fund. Each Staff comment is summarized below, followed by the Registrant’s response to the comment.
1.
Comment:  With respect to VanEck VIP Emerging Markets Fund, please confirm that there are no components of other accrued expenses that should be separately classified on the Statement of Assets and Liabilities.

Response:  With respect to VanEck VIP Emerging Markets Fund, the Registrant confirms that there are no components of other accrued expenses that should be separately classified on the Statement of Assets and Liabilities per the requirements defined in Regulation S-X and Generally Accepted Accounting Principles.
2.
Comment:  With respect to VanEck VIP Emerging Markets Bond Fund, please describe in correspondence how the Fund’s benchmark is an appropriate broad-based securities market index, as described in the instructions to Item 27 of Form N-1A. Specifically, include a description in correspondence regarding how the benchmark is administered by an organization that is not an affiliated person of the Fund, its adviser, or principal underwriter.

U.S. Securities and Exchange Commission

Response:  The Registrant submits that the Fund’s blended benchmark is an appropriate broad-based securities index that reflects the types of emerging market debt securities in which the Fund principally invests.  The Registrant believes that the blended benchmark more accurately reflects the investment strategies of the Fund than the benchmark’s components, which themselves are widely-recognized and broad-based securities indices that represent certain types of emerging market debt securities within the Fund’s strategies.  In addition, the Registrant notes that the blended benchmark is a simple percentage allocation of the components and that no affiliated person of the Registrant or its investment adviser or principal underwriter selects the securities in the component indices.  Therefore, the Registrant submits that no affiliated person of the Registrant or its investment adviser or principal underwriter “administers” the blended benchmark as set forth in Instruction 5 to Item 27(b)(7) of Form N-1A.  The Registrant also notes that the performance of each component index is listed separately within the Performance Information section of the Fund’s prospectus and in the Fund’s shareholder report, alongside the returns of the blended benchmark, and that each component index also serves as a broad-based securities market index, as described in the instructions to Item 27 of Form N-1A.
Please do not hesitate to contact me at (202) 419-8416 or Alison M. Fuller at (202) 419-8412, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Cillian M. Lynch
Cillian M. Lynch, Esquire

cc:           Laura Martinez, Esquire
Jonathan R. Simon, Esquire
Fabio Battaglia, Esquire
Alison M. Fuller, Esquire